Exhibit 12.1

Nationstar Mortgage

RATIO OF EARNINGS TO FIXED CHARGES

We had no outstanding shares of preferred stock for the periods shown below. Accordingly, the ratio of combined fixed charges and preference dividends to earnings is identical to the ratio of earnings to fixed charges for the periods shown below.

$ in thousands

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Calculation of income/(loss) from continuing before income taxes and fixed charges
Net income/(loss) from continuing operations	(157,610)	(80,877)	(9,914)	20,887	205,287	50,186	62,616
Income tax expense	—	—	—	—	71,296	3,145	38,377
Loss from equity method investments	—	—	—	107	14,571	117	—
Fixed Charges	70,255	73,431	119,288	109,039	202,470	25,848	94,120

Earnings as adjusted	(87,355)	(7,446)	109,374	130,033	493,624	79,296	195,113

Calculation of fixed charges
Interest expense	65,548	69,883	116,163	105,375	197,308	24,980	92,374
Interest on lease obligations	4,707	3,548	3,125	3,664	5,162	868	1,746

Total fixed charges	70,255	73,431	119,288	109,039	202,470	25,848	94,120
Calculation of Earnings to Fixed Charges	(1.24)	(0.10)	0.92	1.19	2.44	3.07	2.07
Coverage deficiencies	157,610	80,877	9,914	—	—	—	—